SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                             TAM OF HENDERSON, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    8721R 107
                                 --------------
                                 (CUSIP NUMBER)

                                 Jiangping Jiang
                              c/o Vincent J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.                              13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jiangping Jiang
      I.D. No.:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CHINA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     11,800,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            11,800,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,800,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.8%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
** Based upon 30,450,000 shares of Issuer's Common Stock issued and outstanding as of July 12, 2006.

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.001 per share ("Common Stock"), of TAM of Henderson, Inc., a Nevada corporation (the "Company"), with its principal executive offices at Shennan Zhong Road, PO Box 031-046, Shenzhen, China.

Item 2. Identity and Background

            (a) Jiangping Jiang ("Jiang"), as Reporting Person.

            (b) Jiang has a business address at Shennan Zhong Road, PO Box 031-046, Shenzhen, China.

            (c) Jiang, upon completion of the Merger Transaction (as defined in Item 3 below), will be a director and executive officer of the Company. Jiang also serves as an executive officer of Yu Zhi Lu Aviation Service Company.

            (d) Jiang has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Jiang has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Jiang is a citizen of the China.

Item 3. Source and Amount of Funds

      On June 26, 2006, Jiang executed that certain Agreement and Plan of Merger by and among the Company, Full Power Enterprises Global Limited ("FPEG"), Jiang, Jiangxia Jiang, Luoluo Gao, Jingbo Zhang, Liangzhen, Simple (Hong Kong) Investment & Management Company Limited , First Capital Limited, Value Global International Limited and China US Bridge Capital Limited (collectively, the "FPEG Shareholders") (the "Merger Agreement"), the form of which is attached as Exhibit A hereto, whereby Jiang acquired the 11,800,000 shares of the Common Stock in exchange for shares of FPEG (the "Merger Transaction").

Item 4. Purpose of Transaction

      The purpose of the Merger Transaction was to acquire a controlling interest in the Company and, together with such change of control, effect a change in the board and management of the Company by providing for Jiang to become director and Chairman and Chief Executive Officer of the Company. The Common Stock to be acquired by Jiang in the Merger Transaction, totaling 11,800,000 shares of the Company's common stock, constitutes 38.8% of the issued and outstanding shares of the Company.

Item 5. Interest in Securities of the Issuer

            (a) Jiang owns 11,800,000 shares of Common Stock of the Company, which constitutes 38.8% of the issued and outstanding shares of the Company's Common Stock.

            (b) Jiang has the sole power to vote or dispose of 11,800,000 shares of the Company's Common Stock held in his name.

            (c) Other than the Merger Transaction described in this Schedule 13D, the Reporting Person has not effected any transaction involving the Company's securities within the sixty (60) preceding days.

            (d) Unknown

            (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Reference is made to the Merger Agreement, which is incorporated as Exhibit A and which is incorporated herein by reference.

      Other than the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

      Exhibit No.        Exhibit
      -----------        -------

                         Form of Agreement and Plan of Merger dated June 26,
          A 2006 by and among the Company, FPEG and the shareholders of FPEG.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2006                               /s/ Jiangping Jiang
                                            ------------------------------------
                                            Jiangping Jiang

                                    Exhibit A


                          AGREEMENT AND PLAN OF MERGER

      This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") has been made as of June 26, 2006, by and among TAM OF HENDERSON, INC., a Nevada corporation ("TMHN"), Full Power Enterprise Global Limited, a British Virgin Islands corporation ("FPEG"), and the shareholders of FPEG, each of whom is identified on Schedule A to this Agreement (the "FPEG SHAREHOLDERS").

      WHEREAS, the respective Boards of Directors of TMHN, Merger Sub and FPEG have approved the merger, pursuant and subject to the terms and conditions of this Agreement, whereby Merger Sub will merge with and into FPEG (the "MERGER"), whereby all of the issued and outstanding shares of Merger Sub will be converted into shares of FPEG and all of the issued and outstanding shares of the Common Stock of FPEG (the FPEG COMMON STOCK) will be converted into the right to receive a specified number of shares of the Common Stock of TMHN (the "TMHN COMMON STOCK"); and the parties each desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

      NOW, THEREFORE, in consideration of the premises and the representations, warranties and covenants herein contained, the parties agree to effect the Merger on the terms and conditions herein provided and further agree as follows:

                  ARTICLE 1. DEFINITIONS

      1.1 DEFINITIONS.

      In addition to the other definitions contained in this Agreement, the following terms will, when used in this Agreement, have the following respective meanings:

      "AFFILIATE" means a Person that, directly or indirectly, controls, is controlled by, or is under common control with, the referenced party.

      "BVI" means British Virgin Islands.

      "CLAIM" means any contest, claim, demand, assessment, action, suit, cause of action, complaint, litigation, proceeding, hearing, arbitration, investigation or notice of any of the foregoing involving any Person.

      "CLOSING" means the consummation of the Merger.

      "CODE" means the Internal Revenue Code of 1986, as amended, together with all rules and regulations promulgated thereunder.

      "CONSTITUENT CORPORATIONS" means FPEG and Merger Sub, as the constituent corporations of the Merger.

      "GAAP" means United States generally accepted accounting practices.

      "GCL" means the Nevada General Corporation Law.

      "MERGER SUB" means Merger Sub of Tam, Inc., a Nevada corporation wholly-owned by TMHN.

      "PERSON" means and includes any individual, partnership, corporation, trust, company, unincorporated organization, joint venture or other entity, and any Governmental Entity.

      "RECORD HOLDER" means a holder of record of FPEG Common Stock as shown on the regularly maintained stock transfer records of FPEG.

      "SUBSIDIARY" means, with respect to any Person, any corporation, partnership, joint venture, trust or other entity of which such Person, directly or indirectly through an Affiliate, owns an amount of voting securities, or possesses other ownership interests, having the power, direct or indirect, to elect a majority of the Board of Directors or other governing body thereof.

      "SURVIVING CORPORATION" means FPEG, as the surviving corporation of the Merger.

      "U.S" means the United States of America.

      1.2 INTERPRETATION.

      In this Agreement, unless the express context otherwise requires:

            (a) the words "HEREIN," "HEREOF" and "HEREUNDER and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;

            (b) references to "ARTICLE" or "SECTION" are to the respective Articles and Sections of this Agreement, and references to "EXHIBIT" or "SCHEDULE" are to the respective Exhibits and Schedules annexed hereto;

            (c) references to a "PARTY" means a party to this Agreement and include references to such party's successors and permitted assigns;

            (d) references to a "THIRD PARTY" means a Person that is neither a Party to this Agreement nor an Affiliate thereof;

            (e) the terms "DOLLARS" and "$" means U.S. dollars;

            (f) terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

            (g) the masculine pronoun includes the feminine and the neuter, and vice versa, as appropriate in the context; and

            (h) wherever the word "INCLUDE," "INCLUDES" or "INCLUDING is used in this Agreement, it will be deemed to be followed by the words "without limitation."

                  ARTICLE 2. THE MERGER

      2.1 EFFECTIVE TIME OF THE MERGER.

      Subject to the provisions of this Agreement, the Merger will be consummated by the filing by with the Secretary of State of the State of Nevada and the appropriate corporation office in the British Virgin Islands, the articles of merger, in such form as required by, and signed and attested in accordance with, the relevant provisions of the GCL and the corporate law of the BVI (the time of such filing or such later time and date as is specified in such filing being the "EFFECTIVE TIME").

      2.2 CLOSING.

      The Closing will take place on the earliest date practicable after all of the conditions set forth in Article 9 are satisfied or waived by the appropriate party.

      2.3 EFFECTS OF THE MERGER.

      By virtue of the Merger and without the necessity of any action by or on behalf of the Constituent Corporations, or either of them:

      At and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations will be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest will be thereafter as effectually be the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, will not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations will be preserved unimpaired, and all debts, liabilities and duties of the respective Constituent Corporations will thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been incurred or contracted by it.

                  ARTICLE 3. EFFECT OF MERGER ON CAPITAL STOCK

      3.1 EXCHANGED SHARES; MERGER CONSIDERATION.

            (i) "EXCHANGED SHARES" means all shares of FPEG Common Stock issued and outstanding immediately prior to the Effective Time other than shares of FPEG Common Stock, if any, held by FPEG as treasury stock.

            (ii) The consideration payable to the shareholders of FPEG in the Merger will consist of twenty million (20,000,000) shares of TMHN Common Stock, which shall be distributed among the FPEG Shareholders in accordance with Schedule A hereto (the "MERGER CONSIDERATION").

            (iii) EXCHANGE OF EXCHANGED SHARES FOR MERGER CONSIDERATION. As of Effective Time, by the virtue of the Merger, each issued and outstanding Exchanged Share will be converted into the right to receive an allocable portion of the Merger Consideration, payable, to the Record Holders of Exchanged Shares at the Effective Time. As of the Effective Time, all shares of FPEG Common Stock outstanding prior to the Merger, which does not include shares issuable as a result of the Merger in exchange for shares of Merger Sub will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest, upon the surrender of such certificate in accordance with Section 3.2.

            (iv) As of the Effective Time all shares of Merger Sub Common Stock owned by TMHN will automatically be converted into one share of FPEG.

      3.2 EXCHANGE OF MERGER CONSIDERATION FOR EXCHANGED SHARES.

            (a) EXCHANGE. On the Closing Date, the holders of all of the FPEG Common Stock shall deliver to TMHN certificates or other documents evidencing all of the issued and outstanding FPEG Common Stock, duly endorsed in blank or with executed power attached thereto in transferable form. In exchange for all of the FPEG Common Stock tendered pursuant hereto, TMHN shall issue to FPEG Shareholders the Merger Consideration.

            (b) NO FURTHER OWNERSHIP RIGHTS IN FPEG COMMON STOCK. All shares of TMHN Common Stock issued upon the surrender for exchange of shares of FPEG Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of FPEG Common Stock, and there will be no further registration of transfers of the shares of FPEG Common Stock (other than shares held directly or indirectly by TMHN) after the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or its transfer agent for any reason, such Certificates will be cancelled and exchanged as provided by this Article 3.

                  ARTICLE 4. REPRESENTATIONS AND WARRANTIES OF FPEG

      FPEG represents and warrants to TMHN as follows, as of the date hereof and as of the Closing Date:

      4.1 ORGANIZATION.

      FPEG is a corporation duly organized, validly existing and in good standing under the laws of British Virgin Island and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign entity in the country or states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in the Attached Schedules (as hereinafter defined) are complete and correct copies of the articles of incorporation, bylaws and amendments thereto as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of FPEG's certificate of incorporation or bylaws. FPEG has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement.

      4.2 CAPITALIZATION.

      The authorized capitalization of FPEG consists of 50,000 shares of common stock, no par value and no preferred shares. As of the date hereof, there are 50,000 shares of common stock issued and outstanding. All issued and outstanding common shares have been legally issued, fully paid, are nonassessable and not issued in violation of the preemptive rights of any other person. FPEG has no other securities, warrants or options authorized or issued.

      4.3 SUBSIDIARIES.

      FPEG owns 100% of Shenzhen Yu Zhi Lu Aviation Service Company Ltd, a China corporation.

      4.4 TAX MATTERS; BOOKS & RECORDS

            (a) The books and records, financial and others, of FPEG are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

            (b) FPEG has no liabilities with respect to the payment of any country, federal, state, county, local or other taxes (including any deficiencies, interest or penalties).

            (c) FPEG shall remain responsible for all debts incurred prior to the closing.

      4.5 INFORMATION.

      The information concerning FPEG as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

      4.6 TITLE AND RELATED MATTERS.

      FPEG has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interests in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. Except as set forth in the Schedules attached hereto, FPEG owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with FPEG's business. Except as set forth in the attached Schedules, no third party has any right to, and FPEG has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of FPEG or any material portion of its properties, assets or rights.

      4.7 LITIGATION AND PROCEEDINGS

      There are no actions, suits or proceedings pending or threatened by or against or affecting FPEG, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse effect on the business, operations, financial condition, income or business prospects of FPEG. FPEG does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

      4.8 CONTRACTS.

      On the Closing Date:

            (a) There are no material contracts, agreements, franchises, license agreements, or other commitments to which FPEG is a party or by which it or any of its properties are bound;

            (b) FPEG is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which materially and adversely affects, or in the future may (as far as FPEG can now foresee) materially and adversely affect, the business, operations, properties, assets or conditions of FPEG; and

            (c) FPEG is not a party to any material oral or written: (i) contract for the employment of any officer or employee; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension, benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties of obligations, which, in the aggregate exceeds $1,000; (v) consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement; (vii) contract, agreement, or other commitment involving payments by it for more than $10,000 in the aggregate.

      4.9 NO CONFLICT WITH OTHER INSTRUMENTS.

      The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which FPEG is a party or to which any of its properties or operations are subject.

      4.10 MATERIAL CONTRACT DEFAULTS.

      To the best of FPEG's knowledge and belief, it is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of FPEG, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which FPEG has not taken adequate steps to prevent such a default from occurring.

      4.11 GOVERNMENTAL AUTHORIZATIONS.

      To the best of FPEG's knowledge, FPEG has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business operations in all material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by FPEG of the transactions contemplated hereby.

      4.12 COMPLIANCE WITH LAWS AND REGULATIONS.

      To the best of FPEG's knowledge and belief, FPEG has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of FPEG or would not result in FPEG's incurring any material liability.

      4.13 INSURANCE.

      All of the insurable properties of FPEG are insured for FPEG's benefit under valid and enforceable policy or policies containing substantially equivalent coverage and will be outstanding and in full force at the Closing Date.

      4.14 APPROVAL OF AGREEMENT.

      The directors of FPEG have authorized the execution and delivery of the Agreement and have approved the transactions contemplated hereby.

      4.15 MATERIAL TRANSACTIONS OR AFFILIATIONS.

      As of the Closing Date, there will exist no material contract, agreement or arrangement between FPEG and any person who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known by FPEG to own beneficially, ten percent (10%) or more of the issued and outstanding Common Shares of FPEG and which is to be performed in whole or in part after the date hereof except with regard to an agreement with the FPEG shareholders providing for the distribution of cash to provide for payment of federal and state taxes on Subchapter S income. FPEG has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into any other material transactions with, any such affiliated person.

      4.16 SHARES NOT REGISTERED.

      FPEG acknowledgies on behalf of its shareholders that the shares of TMHN to be issued pursuant hereto have not been registered under the Securities Act of 1933, amended, or any state blue sky laws and may not be resold except pursuant to an effective registration statement or an exemption from such registration requirements.

                  ARTICLE 5. REPRESENTATIONS AND WARRANTIES OF TMHN

      TMHN represents and warrants to FPEG, as of the date hereof and as of the Closing Date, as follows:

      5.1 ORGANIZATION.

      Each of TMHN and Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of Nevada and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all material respects as it is now being conducted, including qualification to do business as a foreign corporation in the jurisdiction in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not violate any provision of TMHN's articles of incorporation or bylaws. TMHN has full power, authority and legal right and has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement.

      5.2 CAPITALIZATION.

      The authorized capitalization of TMHN consists of 70,000,000 shares of common stock, $0.001 par value per share. As of the date hereof, TMHN has 10,450,000 shares of common stock issued and outstanding. All issued and outstanding shares are legally issued, fully paid and nonassessable and are not issued in violation of the preemptive or other rights of any person.

      5.3 SUBSIDIARIES.

      TMHN has no subsidiaries except for Merger Sub.

      5.4 TAX MATTERS: BOOKS AND RECORDS.

            (a) The books and records, financial and others, of TMHN are in all material respects complete and correct and have been maintained in accordance with good business accounting practices; and

            (b) TMHN has no liabilities with respect to the payment of any country, federal, state, county, or local taxes (including any deficiencies, interest or penalties).

            (c) TMHN shall remain responsible for all debts incurred by TMHN prior to the date of closing.

      5.5 LITIGATION AND PROCEEDINGS.

      There are no actions, suits, proceedings or investigations pending or threatened by or against or affecting TMHN or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a material adverse affect on the business, operations, financial condition or income of TMHN. TMHN is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

      5.6 MATERIAL CONTRACT DEFAULTS.

      TMHN is not in default in any material respect under the terms of any outstanding contract, agreement, lease or other commitment which is material to the business, operations, properties, assets or condition of TMHN, and there is no event of default in any material respect under any such contract, agreement, lease or other commitment in respect of which TMHN has not taken adequate steps to prevent such a default from occurring.

      5.7 INFORMATION.

      The information concerning TMHN as set forth in this Agreement and in the attached Schedules is complete and accurate in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact required to make the statements made in light of the circumstances under which they were made, not misleading.

5.8 TITLE AND RELATED MATTERS.

      TMHN has good and marketable title to and is the sole and exclusive owner of all of its properties, inventory, interest in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances. TMHN owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with TMHN's business. No third party has any right to, and TMHN has not received any notice of infringement of or conflict with asserted rights of other with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly on in the aggregate, if the subject of an unfavorable decision ruling or finding, would have a materially adverse affect on the business, operations, financial conditions or income of TMHN or any material portion of its properties, assets or rights.

      5.9 CONTRACTS.

      On the Closing Date:

            (a) There are no material contracts, agreements franchises, license agreements, or other commitments to which TMHN is a party or by which it or any of its properties are bound:

            (b) TMHN is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award materially and adversely affects, or in the future may (as far as TMHN can now foresee) materially and adversely affect, the business, operations, properties, assets or conditions of TMHN; and

            (c) TMHN is not a party to any material oral or written: (I) contract for the employment of any officer or employee; (ii) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (iii) agreement, contract or indenture relating to the borrowing of money; (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties, of obligations, which, in the aggregate exceeds $1,000; (v) consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $10,000 in the aggregate; (vi) collective bargaining agreement; (vii) contract, agreement or other commitment involving payments by it for more than $10,000 in the aggregate.

      5.10 COMPLIANCE WITH LAWS AND REGULATIONS.

      To the best of TMHN's knowledge and belief, TMHN has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not materially and adversely affect the business, operations, properties, assets or condition of TMHN or would not result in TMHN incurring material liability.

      5.11 INSURANCE.

      All of the insurable properties of TMHN are insured for TMHN's benefit under valid and enforceable policy or policies containing substantially equivalent coverage and will be outstanding and in full force at the Closing Date.

      5.12 APPROVAL OF AGREEMENT.

      The directors of each of TMHN and Merger Sub, and the shareholders of Merger Sub have authorized the execution and delivery of the Agreement by and have approved the transactions contemplated hereby.

      5.13 MATERIAL TRANSACTIONS OR AFFILIATIONS.

      There are no material contracts or agreements of arrangement between TMHN and any person, who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known to beneficially own ten percent (10%) or more of the issued and outstanding Common Shares of TMHN and which is to be performed in whole or in part after the date hereof. TMHN has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into material transactions with any such affiliated person.

      5.14 NO CONFLICT WITH OTHER INSTRUMENTS.

      The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which TMHN is a party or to which any of its properties or operations are subject.

      5.15 GOVERNMENTAL AUTHORIZATIONS.

      TMHN has all licenses, franchises, permits or other governmental authorizations legally required to enable it to conduct its business in all material respects as conducted on the date hereof. Except for compliance with federal and state securities and corporation laws, as hereinafter provided, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by TMHN of this Agreement and the consummation of the transactions contemplated hereby.

                  ARTICLE 6. SPECIAL COVENANTS

      6.1 ACCESS TO PROPERTIES AND RECORDS.

      Prior to closing, TMHN and FPEG will each afford to the officers and authorized representatives of the other full access to the properties, books and records of each other, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other and each will furnish the other with such additional financial and operating data and other information as to the business and properties of each other, as the other shall from time to time reasonably request.

      6.2 AVAILABILITY OF RULE 144.

      TMHN and FPEG shareholders holding "restricted securities" as that term is defined in Rule 144 promulgated pursuant to the Securities Act will remain as "restricted securities" and the shares of TMHN to be issued hereunder are "restricted securities." TMHN is under no obligation to register such shares under the Securities Act, or otherwise. The stockholders of TMHN and FPEG holding restricted securities of TMHN and FPEG as of the date of this Agreement and their respective heirs, administrators, personal representatives, successors and assigns, are intended third party beneficiaries of the provisions set forth herein. The covenants set forth in this Section 6.2 shall survive the Closing and the consummation of the transactions herein contemplated.

      6.3 THE STOCK MERGER CONSIDERATION.

      The consummation of this Agreement, including the issuance of the TMHN Common Shares to the Shareholders of FPEG as contemplated hereby, constitutes the offer and sale of securities under the Securities Act, and applicable state statutes. Such transaction shall be consummated in reliance on exemptions from the registration and prospectus delivery requirements of such statutes that depend, inter alia, upon the circumstances under which the FPEG Shareholders acquire such securities.

      6.4 THIRD PARTY CONSENTS.

      TMHN and FPEG agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

      6.5 ACTIONS PRIOR AND SUBSEQUENT TO CLOSING.

            (a) From and after the date of this Agreement until the Closing Date, except as permitted or contemplated by this Agreement, TMHN and FPEG will each use its best efforts to:

                  (i) maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

                  (ii) maintain in full force and effect insurance comparable in amount and in

                  (iii) scope of coverage to that now maintained by it; and

                  (iv) perform in all material respects all of its obligations under material contracts, leases and instruments relating to or affecting its assets, properties and business.

            (b) From and after the date of this Agreement until the Closing Date, TMHN will not, without the prior consent of FPEG:

                  (i) except as otherwise specifically set forth herein, make any change in its articles of incorporation or bylaws;

                  (ii) declare or pay any dividend on its outstanding Common Shares, except as may otherwise be required by law, or effect any stock split or otherwise change its capitalization, except as provided herein;

                  (iii) enter into or amend any employment, severance or agreements or arrangements with any directors or officers;

                  (iv) grant, confer or award any options, warrants, conversion rights or other rights not existing on the date hereof to acquire any Common Shares; or

                  (v) purchase or redeem any Common Shares.

      6.6 INDEMNIFICATION.

            (a) TMHN hereby agrees to indemnify FPEG, each of the officers, agents and directors and current shareholders of FPEG as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject to or rising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement; and

            (b) FPEG hereby agrees to indemnify TMHN, each of the officers, agents, directors and current shareholders of TMHN as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement.

            ARTICLE 7. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF TMHN

      The obligations of TMHN under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

      7.1 ACCURACY OF REPRESENTATIONS.

      The representations and warranties made by FPEG in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at the Closing Date (except for changes therein permitted by this Agreement), and FPEG shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by FPEG prior to or at the Closing. TMHN shall be furnished with a certificate, signed by a duly authorized officer of FPEG and dated the Closing Date, to the foregoing effect.

      7.2 DIRECTOR APPROVAL.

      The Board of Directors of FPEG shall have approved this Agreement and the transactions contemplated herein.

      7.3 OFFICER'S CERTIFICATE.

      TMHN shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of FPEG to the effect that:

(a) the representations and warranties of FPEG set forth in the Agreement and in all exhibits, schedules and other documents furnished in connection herewith are in all material respects true and correct as if made on the Effective Date; (b) FPEG has performed all covenants, satisfied all conditions, and complied with all other terms and provisions of this Agreement to be performed, satisfied or complied with by it as of the Effective Date; (c) since such date and other than as previously disclosed to TMHN, FPEG has not entered into any material transaction other than transactions which are usual and in the ordinary course if its business; and (d) no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of FPEG, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the TMHN Schedules, by or against TMHN which might result in any material adverse change in any of the assets, properties, business or operations of TMHN.

      7.4 NO MATERIAL ADVERSE CHANGE.

      Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of FPEG.

      7.5 OTHER ITEMS.

      TMHN shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as TMHN may reasonably request.

                  ARTICLE 8. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF FPEG AND THE FPEG SHAREHOLDERS

      The obligations of FPEG and the FPEG Shareholders under this Agreement are subject to the satisfaction, at or before the Closing date (unless otherwise indicated herein), of the following conditions:

      8.1 ACCURACY OF REPRESENTATIONS.

      The representations and warranties made by TMHN in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date, and TMHN shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by TMHN prior to or at the Closing. FPEG shall have been furnished with a certificate, signed by a duly authorized executive officer of TMHN and dated the Closing Date, to the foregoing effect.

      8.2 DIRECTOR APPROVAL.

      The Board of Directors of TMHN and Merger Sub shall have approved this Agreement and the transactions contemplated herein.

      8.3 NO MATERIAL ADVERSE CHANGE.

      Prior to the Closing Date, there shall not have occurred any material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any material adverse change in the financial condition, business or operations of TMHN.

                  ARTICLE 9. TERMINATION

      9.1 TERMINATION RIGHTS.

            (a) This Agreement may be terminated by the board of directors or majority interest of Shareholders of either TMHN or FPEG, respectively, at any time prior to the Closing Date if:

                  (i) there shall be any action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; or

                  (ii) any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions.

      In the event of termination pursuant to this paragraph (a), no obligation, right, or liability shall arise hereunder and each party shall bear all of the expenses incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

            (b) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of TMHN if FPEG shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of FPEG contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to FPEG. If this Agreement is terminated pursuant to this paragraph (b), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

            (c) This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of FPEG if TMHN shall fail to comply in any material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of TMHN contained herein shall be inaccurate in any material respect, which noncompliance or inaccuracy is not cured after 20 days written notice thereof is given to TMHN. If this Agreement is terminated pursuant to this paragraph (d), this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

            (d) In the event of termination pursuant to paragraph (b) and (c) hereof, the breaching party shall bear all of the expenses incurred by the other party in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

                  ARTICLE 10. MISCELLANEOUS

      10.1 BROKERS AND FINDERS.

      Each party hereto hereby represents and warrants that it is under no obligation, express or implied, to pay certain finders in connection with the bringing of the parties together in the negotiation, execution, or consummation of this Agreement. The parties each agree to indemnify the other against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

      10.2 LAW, FORUM AND JURISDICTION.

      This Agreement shall be construed and interpreted in accordance with the laws of the State of New York, United States of America, except for applicable provisions of the Nevada General Corporation Law and Corporation Law of BVI, which shall control to the extent applicable.

      10.3 NOTICES.

      Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

      If to TMHN: 10880 Wilshire Blvd Suite 2250, Los Angeles, CA 90024

      If to FPEG: Suite 407-408, Hua Lian Building, Shennan Zhong Road, Fu Tian Qu, Shenzhen City, P.R. China

      or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

      10.4 ATTORNEYS' FEES.

      In the event that any party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching party or parties shall reimburse the non-breaching party or parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

      10.5 CONFIDENTIALITY.

      Each party hereto agrees with the other party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

      10.6 SCHEDULES; KNOWLEDGE.

      Each party is presumed to have full knowledge of all information set forth in the other party's schedules delivered pursuant to this Agreement.

      10.7 THIRD PARTY BENEFICIARIES.

      This contract is solely among the parties hereto and except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

      10.8 ENTIRE AGREEMENT.

      This Agreement represents the entire agreement between the parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.

      10.9 SURVIVAL; TERMINATION.

      The representations, warranties and covenants of the respective parties shall survive the Closing Date and the consummation of the transactions herein contemplated for 18 months.

      10.10 COUNTERPARTS.

      This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

      10.11 AMENDMENT OR WAIVER.

      Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a by all parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

      10.12 EXPENSES.

      Each party herein shall bear all of their respective cost s and expenses incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

      10.13 HEADINGS; CONTEXT.

      The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and does not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

      10.14 BENEFIT.

      This Agreement shall be binding upon and shall inure only to the benefit of the parties hereto, and their permitted assigns hereunder. This Agreement shall not be assigned by any party without the prior written consent of the other party.

      10.15 PUBLIC ANNOUNCEMENTS.

      Except as may be required by law, neither party shall make any public announcement or filing with respect to the transactions provided for herein without the prior consent of the other party hereto.

      10.16 SEVERABILITY.

      In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

      10.17 FAILURE OF CONDITIONS; TERMINATION.

      In the event of any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, either of the parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement. In such event, the party that has failed to fulfill the conditions specified in this Agreement will liable for the other parties legal fees. The election to proceed shall not affect the right of such electing party reasonably to require the other party to continue to use its efforts to fulfill the unmet conditions.

      10.18 NO STRICT CONSTRUCTION.

      The language of this Agreement shall be construed as a whole, according to its fair meaning and intendment, and not strictly for or against either party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

      10.19 EXECUTION KNOWING AND VOLUNTARY.

      In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprized by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

      10.20 AMENDMENT.

      At any time after the Closing Date, this Agreement may be amended by both parties, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by the party or parties for whose benefit the provision is intended.

      IN WITNESS WHEREOF, TMHN and FPEG, each pursuant to the approval and authority duly given, as well as the FPEG Shareholders, have caused this Agreement and Plan of Merger to be executed as of the date first above written.

                       TAM OF HENDERSON, INC.

                       By: /s/ Jun Xiao
                           ----------------------------------
                           Its Chairman of the Board and
                           Chief Executive Officer


                       Full Power Enterprise Global Limited

                       By: /s/ Jiangping Jiang
                           ----------------------------------
                           Its Sole Director


                       FPEG SHAREHOLDERS

                           /s/ Jiangping Jiang
                           ----------------------------------
                           Jiangping Jiang


                           /s/ Jiangxia Jiang
                           ----------------------------------
                           Jiangxia Jiang


                           /s/ Luoluo Gao
                           ----------------------------------
                           Luoluo Gao


                           /s/ Jingbo Zhang
                           ----------------------------------
                           Jingbo Zhang


                           /s/ Liangzhen Jin
                           ----------------------------------
                           Liangzhen Jin


                       SIMPLE (HONGKONG) INVESTMENT & MANAGEMENT COMPANY LIMITED

                       By: /s/ Guoqiong Yu
                           ----------------------------------
                           Its Director


                       FIRST CAPITAL LIMITED

                       By: /s/ Xirong Xu
                           ----------------------------------
                           Its Chief Executive Officer


                       VALUE GLOBAL INTERNATIONAL LIMITED

                       By: /s/ Zhiyong Xu
                           ----------------------------------
                           Its Director


                       CHINA US BRIDGE CAPITAL LIMITED

                       By: /s/ Ji Wen
                           ----------------------------------
                           Its Chief Executive Officer

SCHEDULE A

FPEG SHAREHOLDERS

--------------------------------------------------------------------------------------------------------------------
Name of FPEG Shareholders                   FPEG Common Stock Ownership %              Shares of TMHN to be received
--------------------------------------------------------------------------------------------------------------------
Jiangping Jiang                                          59%                                       11,800,000 shares
--------------------------------------------------------------------------------------------------------------------
Jiangxia Jiang                                            6%                                        1,200,000 shares
--------------------------------------------------------------------------------------------------------------------
Luoluo Gao                                                5%                                        1,000,000 shares
--------------------------------------------------------------------------------------------------------------------
Jingbo Zhang                                              5%                                        1,000,000 shares
--------------------------------------------------------------------------------------------------------------------
Liangzhen Jin                                             5%                                        1,000,000 shares
--------------------------------------------------------------------------------------------------------------------
Simple (HK) Investment & Management
Co., Ltd                                                  5%                                        1,000,000 shares
--------------------------------------------------------------------------------------------------------------------
First Capital Limited                                     5%                                        1,000,000 shares
--------------------------------------------------------------------------------------------------------------------
China US Bridge Capital Limited                           4%                                          800,000 shares
--------------------------------------------------------------------------------------------------------------------
Value Global International Ltd                            6%                                        1,200,000 shares
--------------------------------------------------------------------------------------------------------------------